

September 4, 2012

Via E-mail
Ms. Julie Zhili Sun
Chief Financial Officer
China Mass Media Corp.
Haiyan Xing
6th Floor, Tower B
Corporate Square
35 Finance Street, Xicheng District
Beijing 100033
People's Republic of China

> **Re:** **China Mass Media Corp.**
> **Schedule 13E-3 filed by China Mass Media Corp., Shengcheng Wang, China Mass Media Holdings Limited, CMM Holdings Limited, Arctic Spring Limited, and Happy Indian Ocean Limited**
> **Filed on August 23, 2012**
> **File No. 005-84173**

Dear Ms. Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      Please disclose the beneficial owners of Arctic Spring Limited and Happy Indian Ocean Limited and provide your analysis as to whether those persons should be filing persons.

2.      Please place the legend required by Rule 13e-3(e)(1)(iii) on the front cover page of your disclosure document.

3.      Please include in your disclosure document the statement required by Item 1014(d) of Regulation M-A.

Reasons for the Merger and Recommendation of the Independent Committee…, page 29

4.      In several places in this section, you disclose that your board of directors and independent committee considered as part of their fairness analysis the ability of the company to terminate the agreement upon acceptance of a superior proposal.  Please advise how this factor was considered by these bodies, given Mr. Wang's stated refusal to sell his stake in the company to any third party.  The prospect of a third party proposal would appear to be non-existent in this context.

5.      Pease delete the references to arm's length negotiations appearing on pages 32 and 38. References to arm's length negotiations are inappropriate in a transaction negotiated with a related party.

Certain Financial Projections, page 38

6.      We note the disclaimer of responsibility with respect to the projections, as well as several statements that investors should not rely on this information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.  Furthermore, investors are entitled to rely on your disclosures.  Please revise.

7.      We note the statement on page 39 that the filing persons and Piper Jaffray believe the projections to be immaterial.  Please advise why these projections were prepared and utilized if they are believed to be immaterial.

Financial Analyses, page 43

8.      Please revise this section to describe with more specificity how the results of each analysis support the fairness conclusion.

Purpose of and Reasons for the Proposed Merger, page 49

9.      Please advise as to the source of doubt that Rule 13e-3 applies to this transaction.

Primary Benefits and Detriments of the Merger, page 51

10.     Please advise as to how the last bullet point on page 51 represents a benefit to unaffiliated shareholders.

Financing, page 54

11.     Please disclose whether Arctic Spring Limited and Happy Indian Ocean Limited will fund their payments to Parent with cash on hand, or will in turn finance the purchase price.  See Item 1007(a) of Regulation M-A.

Fees and Expenses, page 58

12.     Please itemize accounting fees, if material. See Item 1007(c) of Regulation M-A.

Annex D: Directors and Executive Officers of Each Filing Person

13.     Please provide responsive information with respect to Arctic Spring Limited and Happy Indian Ocean Limited.

14.     Please provide the information required by Item 1003(c)(2) of Regulation M-A for all natural persons.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Alan Seem, Esq.
        Shearman & Sterling LLP